UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Comisión Nacional del Mercado de Valores

C/Edison, 4

28006 — Madrid

Abengoa, S.A. (“Abengoa”), in compliance with the provisions of article 228 of the consolidated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October, hereby notifies the National Securities Market Commission (Comisión Nacional del Mercado de Valores) (“CNMV”) of the following,

Relevant Fact

In connection with the issue by Abengoa of convertible/exchangeable bonds for an amount of 400,000,000€ at 6.25% and due on 2019 (ISIN XS0875275819) traded in the multilateral negotiation system EuroMTF of Luxembourg (the “Bonds”),  Abengoa announces the registration in the Commercial Registry of Seville on 8 January 2016 of the corresponding share capital increase for a total of 34,013 new Class B shares of the Company of 0.0002€ of face value each (the “Shares”), issued as a consequence of the conversion of Bonds for a total amount 100,000 euros. The share capital of Abengoa has been increased for a total amount of 6.80 euros, being the final share capital of Abengoa after the share capital increase of 1,840,961.78 euros.

Likewise, the Company announces that the Shares have been admitted to trading on the Stock Exchanges of Madrid and Barcelona, through the interconnection system (Mercado Continuo), on the date hereof with effects as of 27 January 2016.

Seville, 26 January 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: January 27, 2016	By:	/s/ José Domínguez Abascal
		Name:	José Domínguez Abascal
		Title:	CEO